Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 11, 2016, in the Registration Statement (Form S-1 No. 333- ) and related Prospectus of Stereotaxis, Inc. for the registration of 86,065,014 shares of its common stock.

We also consent to the incorporation by reference therein of our report dated March 11, 2016 with respect to the financial statements (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) and schedule of Stereotaxis, Inc. for the years ended December 31, 2015 and 2014 included in the Annual Report (Form 10-K) for 2015 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

October 26, 2016